

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

November 17, 2009

Mr. Vinod Bhandawat
Chief Financial Officer
Sterlite Industries (India) Limited
Vendata, 75 Nehru Road
Vile Parle (East)
Mumbai, Maharashtra 400-099
India

> **Re:** **Sterlite Industries (India) Limited**
> **Form 20-F for the Fiscal Year Ended March 31, 2009**
> **Filed July 10, 2009**
> **Form 20-F/A for the Fiscal Year Ended March 31, 2009**
> **Filed July 14, 2009**
> **Response letter dated October 15, 2009**
> **File No. 001-33175**

Dear Mr. Bhandawat:

We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2009

Financial Statements

Note 5 - Short-Term and Long-Term Investments, page F-18

1. We note your response to prior comment 2, explaining that your short-term investment and deposit balance of Rs.186,302 million as of March 31, 2009 includes trading securities of Rs.135,976 million and time deposits of Rs.50,326 million. Please describe the nature of the funds in which your trading securities and time deposits are invested, and the extent these funds are controlled by any of your related parties. Provide a supplementary schedule showing the fund names,

the amounts invested as of March 31, 2009, and the names and ownership percentages of the related parties controlling the funds.

Engineering Comments

Form 20 – F/A for Fiscal Year Ending March 31, 2009

Strong pipeline of growth projects, page 21

2.   We note your response to prior comment 4 regarding the coal blocks you reported for the HZL - Madanpur, BALCO, and Stelite Energy - Rampia and Dip Side properties. Please clarify in future filings whether these are proven and/or probable reserves as defined by Industry Guide 7, or non-reserve coal deposits.

We will not object if you wish to disclose estimates that you have compiled or which have been used by the Ministry of Coal to define the area of your interest as a "non-reserve coal deposit" provided that it has been sufficiently drilled, sampled and analyzed (e.g. where dimensions are revealed in trenches, outcrops, drill holes and underground workings) to assume continuity between sample points, and where the results are shown to warrant further exploration stage work on the properties.

However, we expect you would need to conduct or obtain a final feasibility study before designating such estimates as reserves, based on the definitions in Industry Guide 7, where a comprehensive evaluation (e.g. considering market prices, unit costs, recoverability, and other material factors) concludes legal and economic feasibility.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Joanna Lam at (202) 551-3476 and Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about engineering comments. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief